William L. Lowe | President 8300 Mills Civic Parkway, West Des Moines, IA 50266 Phone: 515-221-4712 blowe@sfgmembers.com

August 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Matthew Williams, Esq.

Senior Counsel, Division of Investment Management –

Disclosure Review and Accounting Office

Re:	Midland National Life Insurance Company

Pre-Effective Amendment #1 to the Registration Statement on Form S-1

File No. 333-254710

Dear Mr. Williams:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sammons Financial Network, LLC, as principal underwriter, hereby requests that the effective date of the above-referenced Pre-Effective Amendment # 1 to the Registration Statement on Form S-1 be accelerated so as to permit it to become effective on August 12, 2021, or as soon thereafter as practicable.

Thank you for your consideration and assistance. If you have any questions regarding this acceleration request or the Pre-Effective Amendment, please contact Dodie Kent of Eversheds Sutherland (US) LLP at (212) 389-5080.

Sincerely,

On behalf of

Sammons Financial Network, LLC

/s/ William L. Lowe

Name:    William L. Lowe

Title:      President

8300 Mills Civic Parkway | West Des Moines, IA 50266 | A member of Sammons® Financial Group